19003355

SEC Mail Processing Section

MAR 05 2019

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SEC FILE NUMBER
8-67693

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Chase Ct.
(No. and Street)

Riverdale	GA	30296-2610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel H. Kolber 678-595-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd. SE	Atlanta	GA	30330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intellivest Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

Notary Public

ISRAEL RAMIREZ NOTARY EXPIRES GEORGIA 03-23-2019 PUBLIC FULTON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intellivest Securities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

February 11, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

INTELLIVEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDTION
As of December 31, 2018

ASSETS	
Cash	$161,486
Accounts receivable	31,517
CRD Account	475
TOTAL ASSETS	$193,478

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued legal fees	$5,959	
TOTAL LIABILITIES		5,959
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 200 shares Authorized, 100 shares issued and Outstanding)		100
Paid-in capital		32,200
Retained earnings		155,219
TOTAL STOCKHOLDER'S EQUITY		187,519
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$193,478

See accompanying notes.

INTELLIVEST SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2018

REVENUES		
Fees from Consulting &Seminars	$31,942	
Success Fees	44,308	76,250
TOTAL REVENUES		76,250
EXPENSES		
Compensation and Benefits		215,383
Professional Fees		23,759
Bad Debts		24,870
Other Expenses		17,271
TOTAL EXPENSES		281,283
NET LOSS FROM OPERATIONS BEFORE TAXES		$ (205,033)
Income Taxes		-
NET LOSS		$(205,033)

See accompanying notes.

INTELLIVEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITES:	
Net loss	$(205,033)
Items which do not affect cash:	
Adjustment to accounts receivable at beginning of year	12,767
Adjustment to recognize revenue in prior year	19,575
Adjustments to reconcile net income to net cash Used by operations:	
Decrease in accounts receivable	170,154
Decrease in accounts payable and accrued liabilities	(175,301)
Decrease in CRD account	161
Net cash used by operating activities	(177,677)
NET DECREASE IN CASH	(177,677)
CASH BALANCE:	
Beginning of period	$339,163
End of period	$161,486
SUPPLEMENTAL CASH FLOW INFORMATION	
Taxes paid	$ 297

See accompanying notes.

INTELLIVEST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, December 31, 2017, as previously reported	$100	$32,200	$327,910	$360,210
Adjustment to accounts receivable			12,767	12,767
Adjustment to recognize Revenue in prior year			19,575	19,575
Balance, December 31, 2017, as adjusted			360,252	392,552
Net loss			(205,033)	(205,033)
Balance, December 31, 2018	$100	$32,200	$155,219	$187,519

See accompanying notes.

INTELLIVEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Intellivest Securities, Inc. (the "Company") was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Riverdale, Georgia, and its customers are located throughout the United States. The Company's primary sources of revenue are consulting, event planning fees and success fees arising from event introductions.

The Company does not maintain customer accounts.

Accounting Policies and Use of Estimates

The Company maintains its accounting records on the accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2018.

Concentration of Credit Risk arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at a high credit quality financial institution and at times may exceed federal insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

Revenue Recognition

Fees are recognized in accordance with terms agreed upon with each client and are generally based on: (1) consulting fees; (2) fees to present at an event organized by the Company; or (3) success fees based on capital received by a client as a result of meeting an investor at an event organized by the Company or as a result of an introduction by the Company. Revenue is recognized when earned, which generally occurs when a client receives funding.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation (s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue either upon completion of a success fee-based transaction or the occurrence of an investor forum as these satisfy the only performance obligations identified in accordance with this standard.

Application of the standard in 2018 had no effect on reported financial position, results of operations or related disclosures.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and accrued expenses are carried at cost which approximates their fair value because of the short term nature of these assets and liabilities.

NOTE B - RELATED PARTY TRANSACTIONS

Compensation and Benefits includes fees paid to a law firm which is solely owned by the Company's sole stockholder for legal services provided during the year. During the year ended December 31, 2018, legal fees, included in compensation and benefits, totaled $200,150. There were no outstanding fees at December 31, 2018.

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder for office space pursuant to rules and regulations of the Financial Regulatory Association (FINRA). There were no payments made under this agreement during the year ended December 31, 2018 as the value of the office premises and administration services provided were considered de minimis.

NOTE C - NET CAPITAL REQUIEMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Securities Exchange Act Rule 15c3-1 which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company's net capital was $155,526, which was $150,526 in excess of its required net capital of $5,000. The net capital ratio was .038 to 1.0 at December 31, 2018.

NOTE D - INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income taxes consists of the following components:

	2018
Current	-
Deferred	-
Total Provision for Income Taxes	-

As of December 31, 2018, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $185,000, that begins to expire in 2038. A deferred tax asset arising in 2018 from the net operating loss carryforward of approximately $46,000 at December 31, 2018 has been fully reserved as there is not more than a 50% chance that it will be realized.

NOTE E - COMMITMENTS

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress nor any commitments or contingencies at December 31, 2018 except the following: In July, 2018 two registered representatives who resigned from the Company without providing any prior notice filed a Finra arbitration against the Company alleging, among other things, that the Company owed the claimants fees from transactions that were completed after the departure of the registered representatives. The Company responded with counterclaims and intends to vigorously defend against the claims that the Company considers without merit. The Company does not expect the outcome of this matter to have a material effect on its financial position.

NOTE F - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were available to be issued.

NOTE G – NET LOSS

The Company had a significant loss for 2018 and had a large drop in revenues arising from the loss of two key registered representatives. The Company has significant cash at December 31, 2018 and its stockholder has represented that he intends to advance capital to the Company, if necessary, to ensure the survival of the Company through March 1, 2020._______

NOTE H - CONCENTRATIONS

In 2018 89% of revenues arose from transactions with three customers and accounts receivable at December 31, 2018 are due from two customers.

INTELLIVEST SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholder's equity		$187,519
Less non-allowable assets:		
	Accounts receivable	31,517
	CRD Account	475
Net capital before haircuts		155,527
Less haircuts		-
Net Capital		155,527
Minimum Net Capital		5,000
Excess Net Capital		150,527
Aggregate indebtedness		5,959
Ratio of aggregate indebtedness to net capital		.038 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

Net capital as reported in Part A of Form X-17a-5	$161,485
Audit adjustment to accrue expenses	(5,958)
Net capital as reported above	$155,527

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

The Company is exempt from the provision of rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

The Company is exempt from the provision of rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Intellivest Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intellivest Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Intellivest Securities, Inc. stated that Intellivest Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intellivest Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intellivest Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 11, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Broker-Dealer Annual Exemption Report

Intellivest Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. Section 40.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1)(4).

Throughout the fiscal year ended December 31, 2018, the Company claimed exemption from 17 C.F.R., Section 240.15c3-3(k)(2)(i).

The Company met the identified exemption provision throughout the year ended December 31, 2018, without exception.

Signature: ______________________

Daniel H. Kolber
President and CEO, Intellivest Securities, Inc.
February 10, 2019